UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
ASSEMBLY BIOSCIENCES, INC.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
0453961080
(CUSIP Number)
Alexander Schornstein
Camino Capital GmbH
Kaiser-Friedrich-Allee 2, 52074 Aachen
Germany
004915142314669
(Name, Address and Telephone Number of
Person
Authorized to Receive Notices and
Communications)
October 23, 2023
(Date of Event which Requires Filing of
this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f)
or 240.13d-1(g), check the following box.
?
Note: Schedules filed in paper format
shall include a signed original and five copies of the schedule, including all exhibits. See $240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the
liabilities of that section of the Act
but shall be subject to all other
provisions of the Act (however, see the
Notes).






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Item 1.  Security and Issuer.
    This Schedule 13D (the ?Schedule
13D?) relates to the common stock, par
value $0.001 per share (the ?Common
Stock?), of Assembly Biosciences, Inc., a
Delaware corporation (the ?Issuer?). The
Issuer?s principal executive offices are
located at 331 Oyster Point Blvd., Fourth
Floor, South San Francisco, California
94080.
Item 2.  Identity and Background.
(a)	This statement is being filed by
Alexander Schornstein.
(b)	The principal place of business and
office of Mr. Schornstein is located at
Kaiser-Friedrich-Allee 2, 52074 Aachen,
Germany.
(c)	Mr. Schornstein is self-employed as an
entrepreneur and investor.
(d)	Mr. Schornstein has, during the last
five years, not been convicted in a
criminal proceeding (excluding traffic
violations or similar misdemeanors).
(e)	Mr. Schornstein has, during the last
five years, not been party to a civil
proceeding of a judicial or
administrative body of competent
jurisdiction and as a result of such
proceeding was or is not subject to a
judgment, decree or final order enjoining
future violations of, or prohibiting or
mandating activities subject to, federal
or state securities laws or finding any
violation with respect to such laws.
(f)	Mr. Schornstein is a citizen of the
Federal Republic of Germany.
Item 3.  Source or Amount of Funds or
Other Consideration.
    Mr. Schornstein used personal funds
for his investment.
Item 4.  Purpose of Transaction.
    Mr. Schornstein is an investor in the
biotech sector and initially purchased
the shares based on his belief that the
shares, when purchased, represented an
attractive opportunity. The shares of the Issuer currently trade at a discount to its cash/liquidation value although the
Issuer itself has recently repeatedly
been very optimistic about its future.
Mr. Schornstein has converted to a
Schedule 13D as an intend to engage in
discussions with the Board of Directors
(the ?Board?) and management of the
Issuer regarding a variety of matters
relating to the Issuer including, among
other things, the Issuer's business,
operations, expenses, direction and
opportunities to enhance value for all
shareholders. Mr. Schornstein may also
engage in discussion with other
shareholders, industry analysts, existing or potential strategic partners or competitors and other third parties regarding the foregoing.
Item 5.  Interest in Securities of the
Issuer.
    As of October 31, 2023,
Mr.Schornstein beneficially (directly or indirectly) owned 7,164,292 shares of the Company?s common stock, which constitutes approximately 10,9% of the outstanding common stock.
Item 6.  Contracts, Arrangements,
Understandings or Relationships with
Respect to Securities of the Issuer.
    Mr. Schornstein has no contracts,
arrangements, understandings or
relationships with respect to securities of the issuer.
Item 7.  Material to Be Filed as
Exhibits.
        Not applicable.






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SIGNATURE
   After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set forth in this statement is true, complete and correct.

COMPANY
NAME

/s/
Alexander
Schornstein

Alexander
Schornstein

October 31,
2023